Company Contact:	Investor Relations Contact:
Email: investors@gerui-grp.com	CCG Investor Relations
Website: www.gerui-grp.com	Mr. Athan Dounis, Account Manager
Phone: 1-646-213-1916
Email: athan.dounis@ccgir.com
Mr. Crocker Coulson, President
Phone: 1-646-213-1915
Email: crocker.coulson@ccgir.com
Website: www.ccgasiair.com

FOR IMMEDIATE RELEASE

Golden Green Enterprises Limited Announces Name Change to
China Gerui Advanced Materials Group Limited

ZHENGZHOU, China – December 14, 2009 – Golden Green Enterprises Limited (NASDAQ: CHOP), a leading China-based specialty precision cold-rolled steel producer, announced that, effective as of today, December 14, 2009, it has changed its name to “China Gerui Advanced Materials Group Limited” (“Gerui” or the “Company”).

Other than the name change, there are no changes to Gerui’s corporate structure, management team or business operations. The Company’s NASDAQ ticker symbol “CHOP” also remains the same.

Mr. Mingwang Lu, Gerui’s Chairman and Chief Executive Officer, stated, “we believe that the new corporate name more accurately reflects our business and position as the market leader in China’s high-precision, cold-rolled, narrow strip steel industry.  By leveraging the Company’s philosophy of operational excellence, competitiveness and brand recognition in the marketplace, we are committed to continuously expanding our production capacity and broadening our product portfolio by offering additional premium specialty cold-rolled steel products in the future.”

The Company’s ordinary shares, warrants, and units will continue to trade on the NASDAQ Global Market under the symbols "CHOP", "CHOPW", and "CHOPU”, respectively.

About China Gerui Advanced Materials Group Limited

China Gerui Advanced Materials Group Limited (formerly Golden Green Enterprises Limited) is a leading niche and high value-added steel processing company that utilizes advanced technology to  produce specialty steel products in China. The Company produces high-end, high-precision, ultra-thin, high-strength, cold-rolled steel products that are characterized by stringent performance and specification requirements that mandate a high degree of manufacturing and engineering expertise.  Gerui's products are not standardized commodity products, but are tailored to customers' requirements and then incorporated into products they and end-users make for various applications.  The Company sells its products to domestic Chinese customers in a diverse range of industries, including the food packaging, telecommunication, electrical appliance, and construction materials industries.

Safe Harbor Statement

Certain of the statements made in this press release are "forward-looking statements" within the meaning and protections of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act. Forward-looking statements include statements with respect to our beliefs, plans, objectives, goals, expectations, anticipations, assumptions, estimates, intentions, and future performance, and involve known and unknown risks, uncertainties and other factors, which may be beyond our control, and which may cause the actual results, performance, capital, ownership or achievements of the Company to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. All statements other than statements of historical fact are statements that could be forward-looking statements. You can identify these forward-looking statements through our use of words such as "may," "will," "anticipate," "assume," "should," "indicate," "would," "believe," "contemplate," "expect," "estimate," "continue," "plan," "point to," "project," "could," "intend," "target" and other similar words and expressions of the future.

All written or oral forward-looking statements attributable to us are expressly qualified in their entirety by this cautionary notice, including, without limitation, those risks and uncertainties described in our annual report on Form 20-F for the year ended December 31, 2008 and otherwise in our SEC reports and filings, including the final prospectus for our offering.  Such reports are available upon request from the Company, or from the Securities and Exchange Commission, including through the SEC's Internet website at http://www.sec.gov. We have no obligation and do not undertake to update, revise or correct any of the forward-looking statements after the date hereof, or after the respective dates on which any such statements otherwise are made.

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